EXHIBIT 99.2

SENT VIA FEDEX AND E-MAIL

April 4, 2025

c/o Open Lending Corporation
1501 S. MoPac Expressway
Suite 450
Austin, Texas 78746
Attn: Chief Legal and Compliance Officer and Corporate Secretary

Dear Secretary:

Palogic Value Fund, LP (“Palogic”) has followed OpenLending (the “Company”) since it became public in 2020 and has owned shares since 2022.  We have always been impressed by the high margin, low capital intensity ecosystem that the Company has built by serving credit unions and non-prime borrowers with the LPP wrapper.  Palogic is currently a holder of approximately 5,000,000 shares.

We were surprised this week by both the size of the profit share claw-back and the seeming lack of real-time loan performance insights that we assumed the Company had access to.  Regardless, we view the non-cash nature of the profit-share reversal as a temporary setback in the Company’s journey and not a survival issue that public shareholders currently seem to be contemplating.

However, we retain significant concerns about the continuation of the Company as a public entity for the reasons detailed below:

Executive Turnover: We find it concerning that the Company has named its third CEO in just a little over a year.  Additionally, we wonder why an outside candidate was not found/named to lead the company following Mr. Jehl’s recent leadership change.  While we note that Ms. Buss certainly has the credentials to lead the Company, we are left with questions as to why the Company was unable to attract a leader outside of the boardroom and existing team.

Limited TAM/Market opportunity: The Company has created a fantastic product around a constrained market opportunity.  Although the public had high hopes for OEM adoption of the LPP product, it is apparent that credit unions currently make up a disproportionate share of current auto certifications.  Instead of the existing and potential OEM relationships being priced as a growth opportunity as they once were, we believe the public and analyst community currently view these relationships as value destroyers.  We’ve visited with analysts who have openly questioned whether the OEM’s ‘used’ our desire for growth in certifications and fees to push auto credit that they knew was risky and potentially ill-fated.  Further, a recent analyst openly questioned whether the declining OEM certifications were simply a result of the OEM adoption being driven by a short-term phenomenon around CECL relief and not a real business need.  Either way, it’s apparent that the investing community has assigned nominal to negative value to what once was perceived as a growth vector for the company, leaving the niche credit union relationships as the real value proposition for shareholders.

Cyclicality: The dramatic reduction in share price over the last month makes it clear that public shareholders are uncomfortable with the volatility in the revenue cycle of the company.  Unfortunately, macro forces prevent the Company from being able to manage away certain elements of this cyclicality, which has contributed to wild security price movements that are most likely unnerving for all stakeholders in OpenLending, including customers, employees and other counterparties.

Board Composition:  We note that four of the eight current board members are associated with either the SPAC sponsor or private equity company that first sponsored the Company in a growth raise in 2016.  Although these board members are clearly sophisticated investors with impressive backgrounds, the current enterprise value of $25mm leaves these two parties with OpenLending stakes net of cash of approximately $1.5mm each.  These board members are all leaders of private equity and private credit funds that routinely make investments that are many multiples of the value implied by their OpenLending stake.  Is it worth these board members’ time and effort to help steward the affairs of a $25mm enterprise public company?

The public has clearly had a difficult time valuing the Company evidenced by the stock price of $40.00 per share in 2021 and as low as $1.05 recently.  We believe that the public markets have probably overvalued the company for much of its tenure as a public company, and pursuing a strategic sale at a “premium to market” was perhaps never an option.  However, with the recent dramatic decline in price we encourage the board to seek a buyer for the Company and its assets.  While working towards this goal, we would like the Company to take the following steps:

Announce Strategic Alternatives Review: We encourage the board to publicly acknowledge the desire to pursue strategic alternatives.

Pay off the Term Loan: the historical rationale that was given by management for retaining this debt was “for flexibility”.  We surmise that the Company has plenty of cash, as it is expecting not to have any material operating cash burn.  There is a negative carry associated with this loan, and it serves no purpose but to cement agency issues.

If the Company is unable to find a buyer, we implore the board to protect its cash position and forego any acquisition opportunities while the executive team works to improve business operations and develop and communicate a plan to distribute cash to shareholders over time.

If we can serve as a sounding board on how unaffiliated shareholders may react to any number of options that you must be considering now, please let us know.

Sincerely,

/s/ Ryan Vardeman
Ryan Vardeman
Principal of Palogic Value Management, LP